Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

E-HOUSE HOLDINGS LTD.,

E-HOUSE MERGER SUB LTD.

and

E-HOUSE (CHINA) HOLDINGS LIMITED

Dated April 15, 2016

ii

Article VII

CONDITIONS TO THE MERGER

Section 7.01	Conditions to the Obligations of Each Party	44
Section 7.02	Conditions to the Obligations of Parent and Merger Sub	45
Section 7.03	Conditions to the Obligations of the Company	46
Section 7.04	Frustration of Closing Conditions	46

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01	Termination by Mutual Consent	46
Section 8.02	Termination by Either the Company or Parent	46
Section 8.03	Termination by the Company	47
Section 8.04	Termination by Parent	48
Section 8.05	Effect of Termination	48
Section 8.06	Termination Fees	48

Article IX

GENERAL PROVISIONS

Section 9.01	Non-Survival of Representations, Warranties and Agreements	49
Section 9.02	Notices	50
Section 9.03	Definitions	51
Section 9.04	Severability	59
Section 9.05	Interpretation	59
Section 9.06	Entire Agreement; Assignment	59
Section 9.07	Parties in Interest	59
Section 9.08	Specific Performance	60
Section 9.09	Governing Law	61
Section 9.10	Waiver of Jury Trial	62
Section 9.11	Amendment	62
Section 9.12	Waiver	62
Section 9.13	Counterparts	62
Section 9.14	Disclosure Schedule	63

ANNEX A PLAN OF MERGER		1

iii

AGREEMENT AND PLAN OF MERGER, dated April 15, 2016 (this “Agreement”), among E-HOUSE HOLDINGS LTD., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), E-HOUSE MERGER SUB LTD., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and E-HOUSE (CHINA) HOLDINGS LIMITED, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), the parties hereto will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, each of the boards of directors of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger, and the sole member of Merger Sub has approved this Agreement, the Plan of Merger and the Transactions by special resolution;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) each of the Rollover Shareholders has executed and delivered to Parent a rollover agreement, dated the date hereof, providing that, among other things and subject to the terms and conditions set forth therein, the Rollover Shareholders each agree to receive no consideration for the cancellation of certain Shares (as defined below) held by each of them as set forth therein, and will subscribe for or otherwise receive newly issued shares of Parent, at or immediately prior to the Effective Time (the “Rollover Agreement”), and (ii) the Rollover Shareholders have executed and delivered to Parent a voting agreement, dated the date hereof, providing that, among other things and subject to the terms and conditions set forth therein, the Rollover Shareholders will vote their respective Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions (the “Voting Agreement”); and

WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a limited guarantee by each of Mr. Xin Zhou, Mr. Neil

Nanpeng Shen and SINA, dated as of the date hereof, in favor of the Company to guarantee the discharge of certain payment obligations of Parent under this Agreement (the “Limited Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01                             The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 1.02                             Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong as soon as practicable after, and in any event no later than the seventh Business Day following, the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03                             Effective Time.

Subject to the provisions of this Agreement, as early as practical on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL.  The Merger shall become effective on the date the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date falling within 90 days after the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands, as specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04                             Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Plan of Merger and in the applicable provisions of the CICL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Merger and Merger Sub in accordance with the CICL.

Section 1.05                             Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with the CICL and such memorandum and articles of association; provided, however, that, at the Effective Time, Article I of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the corporation is E-House (China) Holdings Limited,” and the articles of association of the Surviving Company shall be amended to refer to the name of the Surviving Company as “E-House (China) Holdings Limited.”

Section 1.06                             Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company upon the Effective Time, in each case, except as otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01                             Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)                                 each ordinary share, par value US$0.001 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (as defined below)) shall be cancelled in consideration for the right to receive US$6.85 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)                                 each American Depositary Share, representing one (1) Share (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in consideration for the right to receive US$6.85 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)                                  all of the Shares, including Shares represented by ADSs (other than the Excluded Shares and the Dissenting Shares), shall cease to exist and shall thereafter represent only the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration without interest;

(d)                                 each of the Excluded Shares and ADSs representing the Excluded Shares shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(e)                                  each of the Dissenting Shares shall be cancelled in accordance with Section 2.03;

(f)                                   each ordinary share, par value US$0.01 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.01 each, of the Surviving Company.  Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company; and

(g)                                  the register of members of the Surviving Company shall be amended to reflect the transactions set forth in this Section 2.01.

Section 2.02                             Share Incentive Plan and Outstanding Share Awards.

(a)                                 At or immediately prior to the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plan, and any relevant award agreements applicable to the Share Incentive Plan, and (ii) cancel each Company Share Award that is then outstanding and unexercised, whether or not vested or exercisable.

(b)                                 Each former holder of a Company Option (other than a former holder of any Company Options that are Excluded Shares), whether vested or unvested, that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option and (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(c)                                  Each former holder of a Company Restricted Share (other than a former holder of any Company Restricted Shares that are Excluded Shares) that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the Per Share Merger Consideration and (ii) the number of Company Restricted Shares held by such former holder.

(d)                                 Any payment under this Section 2.02 shall be subject to all applicable Taxes and tax withholding requirements, and each former holder of any Company Share Award shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(e)                                  At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Company Share Awards, to effectuate the provisions of this Section 2.02.  As promptly as reasonably practicable following the date hereof, the Company shall deliver written notice to each holder of Company Share Awards, informing such holder of the effect of the Merger on their Company Share Awards.

Section 2.03                             Dissenting Shares.

(a)                                 Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Shares held by them determined in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to dissent from the Merger under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

(b)                                 The Company shall give Parent (i) prompt notice of any notices of objection, notice of dissent or demands for appraisal, under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands, except as may be required by applicable Law.

(c)                                  In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within five (5) days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04                             Exchange of Share Certificates, etc.

(a)                                 Paying Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company which shall be reasonably acceptable to the Special Committee to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Sections 2.01(a) and 2.01(b) (collectively, the “Merger Consideration”).  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than Excluded Shares), cash in an amount of immediately available funds sufficient for the Paying Agent to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). For the avoidance of doubt, if any shareholder who has taken any step to exercise its dissenter’s rights pursuant to Section 238 of the CICL (e.g., the giving of a written objection pursuant to Section 238(2) of the CICL) subsequently withdraws or loses its dissenter’s rights pursuant to the CICL (whether due to its failure to comply with any procedural requirements of Section 238 of the CICL or otherwise) with respect to any Dissenting Shares, (i) such Shares shall not be subject to Section 2.03 and (ii) Parent or the Surviving Corporation shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount equal to the product of (x) the number of Shares for which such Shareholder has lost its dissenter’s rights pursuant to the CICL and (y) the Per Share Merger Consideration. The Exchange Fund shall not be used for any purpose other than to fund payments or to be invested pursuant to this Section 2.04.

(b)                                 Exchange Procedures.  As promptly as reasonably practicable and in any event within five (5) Business Days following the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than Excluded Shares and Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company may reasonably agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (the “Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration.  As promptly as reasonably practicable after a Dissenting Shareholder has effectively withdrawn or lost his, her or its dissenter’s rights under the CICL, Parent shall cause the Paying Agent to mail to such Dissenting Shareholder such letter of transmittal and instructions.  Upon surrender of, if applicable, any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Uncertificated Shares (other than holders of Excluded Shares and Dissenting Shares) shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled.  Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary promptly and in any event within five (5) Business Days following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs.  Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to holders of ADSs.  No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c)                                  Lost Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than the Excluded Shares and the Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01.

(d)                                 Untraceable Shareholders.  Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time.  A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (x) has been sent to such Person and has been returned undelivered or has not been cashed, or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered.  Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e)                                  Adjustments to Merger Consideration.  The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by

ADSs), Company Options and Company Restricted Shares the same economic effect as contemplated by this Agreement prior to such action.

(f)                                   Investment of Exchange Fund.  The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion.  Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Article II shall be returned to the Surviving Corporation or Parent (as directed by Parent).  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment of Merger Consideration, Parent shall, or shall cause the Surviving Corporation to, promptly deposit cash into the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments of Merger Consideration.

(g)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares and ADSs who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash amount to which they are entitled pursuant to this Article II, without interest thereon.  Any portion of the Exchange Fund remaining unclaimed by holders of Shares and ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(h)                                 No Liability.  None of the Paying Agent, the Rollover Shareholders, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)                                     Withholding Rights.  Each of Parent, the Surviving Company, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Share Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law.  In the event that Parent, the Surviving Company, the Paying Agent or the Depositary determines that any deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, Parent, the Surviving Company, the Paying Agent or the Depositary, as applicable, shall inform the Company and Parent of such determination and consult with the Company and Parent in good faith regarding such determination.  To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Share Awards in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be.  As of the date hereof, neither Parent nor Merger Sub intends that any deduction or withholding shall be made from the Per ADS Merger Consideration or the Per Share Merger Consideration payable to any non-PRC-resident shareholders of the Company pursuant to this Article II in respect of Taxes in the PRC.

Section 2.05                             No Transfers.  From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by applicable Law.  On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or the Surviving Company for transfer or any other reason shall be canceled (except for the Excluded Shares and the Dissenting Shares) in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to this Article II.

Section 2.06                             Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement, dated August 7, 2007 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07                             Agreement of Fair Value.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company Disclosure Schedule, (ii) as disclosed in the Company SEC Reports or the Leju SEC Reports prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Reports or the Leju SEC Reports, as the case may be, filed on or after the date hereof and excluding disclosures in the Company SEC Reports or the Leju SEC Reports, as the case may be, contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), or (iii) for any matters with respect to which Parent has knowledge, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01                             Organization and Qualification.

(a)                                 Each of the Group Companies is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted.  Each Group Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be duly qualified, licensed or in good standing would not have a Material Adverse Effect.

(b)                                 Except for the Company’s Subsidiaries disclosed in the Company SEC Reports, as of the date hereof, (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

Section 3.02                             Memorandum and Articles of Association.

The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company.  Such memorandum and articles of association or equivalent organizational documents are in full force and effect.  No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03                             Capitalization.

(a)                                 The authorized share capital of the Company is $1,000,000, divided into 1,000,000,000 Shares of a par value of US$0.001 per share.  As of March 31, 2016, (i) 143,991,468 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, and (iii) 4,843,362 Shares have been issued to the Depositary and are held in the Company’s name and reserved for future issuance pursuant to outstanding Company Share Awards granted pursuant to the Share Incentive Plan (and for the avoidance of doubt, are not included in the number of issued and outstanding Shares set forth in clause (i) above).  Except as set forth in this Section 3.03 and the Notes issued and outstanding pursuant to the Indenture, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character to which any Group Company is bound relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company.  Other than the Notes, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)                                 Section 3.03(b) of the Company Disclosure Schedule sets forth, as of March 31, 2016, a list of the issued and outstanding Company Share Awards, and with respect to each batch of Company Share Awards (i) the number of Shares subject to each such Company Share Award, (ii) the exercise or purchase price of such Company Share Award, if applicable, (iii) the vesting schedule and other vesting conditions (if any) of such Company Share Award, (iv) the date on which such Company Share Award expires and (v) other material terms and conditions of such Company Share Award, in the case of clauses (iii) and (v) above, by attachment of the forms of Company Share Award grant agreement. The grant of each outstanding Company Share Award was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the Share Incentive Plan and all applicable Laws and recorded on the financial statements of the

Company contained in the Company SEC Reports in accordance with GAAP consistently applied.  Except as required pursuant to the Share Incentive Plan or set forth in Section 3.03(b) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Share Award as a result of the Transactions.

(c)                                  All Shares subject to issuance under the Company Share Awards, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.  The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plan pursuant to which the Company has granted the Company Share Awards that are currently outstanding, and (y) the form of all award agreements evidencing such Company Share Awards.

(d)                                 There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other Person.

(e)                                  The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each such other entity is owned by the relevant Group Company free and clear of all Liens, except Permitted Liens.  Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all such equity securities.

Section 3.04                             Authority Relative to This Agreement; Fairness.

(a)                                 The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Requisite Company Vote, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)                                 The Special Committee comprises four (4) members of the Company Board each of whom is not affiliated with Parent or Merger Sub, is not a member of the Company’s management.  The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement, Plan of the Merger and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are fair to, and it is in the best interests of, the Company and its shareholders (other than the holders of the Excluded Shares), and declared it advisable, to enter into this Agreement, the Plan of Merger and the Transactions, including the Merger, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, (iii) directed that this Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to the holders of Shares for authorization and approval, and (iv) resolved to recommend authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”).

(c)                                  The Special Committee has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received by holders of Shares and ADSs (in each case, other than the holders of Excluded Shares and the Dissenting Shares) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement for informational purposes only.  The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 3.05                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Authority (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, except for any such conflicts or violations which would not reasonably have a Material Adverse Effect, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, except Permitted Lien, on any property or asset of any Group Company pursuant to, any Contract or obligation to which such Group Company is a party or by which any of their respective properties or assets are bound, except for any such breach or default which would not have a Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3 which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, and (iv) such other consent, approval, authorization, permit, filing or notification the failure to make or obtain would not have a Material Adverse Effect.

Section 3.06                             Permits; Compliance with Laws.

(a)                                 Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”), all such Material Company Permits are valid and in full force and effect, no Group Company is in breach or violation of the terms of such Material Company Permits, and no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened in writing, except, in each case, where the failure to be in possession of any Material Company Permit, any Material Company Permits invalidity, any breach or violation of such any Material Company Permit or the suspension or cancellation of any Material Company Permit would not have a Material Adverse Effect.

(b)                                 No Group Company is in default, breach or violation of any Law applicable to it (including without limitation, (i) any Laws applicable to its business, (ii) any Tax Laws, and (iii) any Laws related to the protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected, except, in each case, for any default, breach or violation which would not have a Material Adverse Effect.  No Group Company has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured, except for any non-compliance, defaults, breach or violations that would not have a Material Adverse Effect.

Section 3.07                             SEC Filings; Financial Statements.

(a)                                 The Company has timely filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2013 (collectively, and including any forms, reports and documents filed subsequent to the date hereof, including any amendments thereto, the “Company SEC Reports”), each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, each as in effect on the dates such forms, reports and documents were filed.  Except for Leju and China Real Estate Information Corporation, no Subsidiary of the Company has filed, or is required to file, any form, report or other document with the SEC. The Company SEC Reports did not contain, when filed, any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                 The audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports were and will be, if filed subsequent to the date hereof, prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board, except as may be noted therein.

(c)                                  The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(d)                                 The Company has implemented disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the Company’s chief executive officer and chief financial officer or other Persons performing similar functions by others within those entities.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act, and based on such evaluation, the Company’s certifying officer concluded that such disclosure controls and procedures are effective. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Neither the Company nor, to the Company’s knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated.

(e)                                  Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on April 21, 2015, including the notes thereto, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, determined, determinable, fixed, contingent or otherwise), in each case that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, except for liabilities and obligations (x) incurred in the ordinary course of business consistent with past practice that would not have a Material Adverse Effect, or (y) incurred pursuant to this Agreement or in connection with the Transactions.

Section 3.08                             Proxy Statement.

The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements made therein not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting or any subject matter which has become misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09                             Absence of Certain Changes or Events.

Except for the execution and performance of this Agreement, since December 31, 2014, (i) the Group Companies have conducted their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice and (ii) there has not been any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which would have a Material Adverse Effect.

Section 3.10                             Absence of Litigation.

As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company, or any property or asset of any Group Company, before any Governmental Authority, except for any such Action that would not have a Material Adverse Effect.  No Group Company, nor any share, security, equity interest, or material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order of any Governmental Authority, except as would not have a Material Adverse Effect.

Section 3.11                             Employment Matters.

(a)                                 The Company has provided or otherwise made available to Parent (including through the Company SEC Reports) true and complete copies of all material benefit and compensation plans (the “Company Benefit Plans”) covering employees of the Group Companies, including all material amendments thereto, other than any Company Benefit Plans mandated by applicable Law to which the sole liability of the Company and its Subsidiaries is to make contributions required by Law including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions by the Company or its Subsidiaries to a fund of a Governmental Authority with respect to wages of an employee.

(b)                                 Except as expressly contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c)                                  Except as would not have a Material Adverse Effect, (i) each Group Company is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of social security Taxes or any other Taxes and other sums as required by the appropriate Governmental Authority; (ii) each Group Company has withheld and paid in full to the appropriate Governmental Authority, or is holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to Employees (including the withholding and payment of all individual income Taxes), and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (iii) each Group Company has paid in full to all of its Employees or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Employees and there is no claim with respect to payment of wages, salary, commission or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by any Group Company; (iv) no Group Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged by it or their labor or employment practices; (v) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to any Group Company; and (vi) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before any Governmental Authority in any jurisdiction in which any Group Company has employed or employ any person.

(d)                                 With respect to the each Company Benefit Plan, (i) all material payments due from the Company or Subsidiaries to the date hereof have been made and all amounts properly accrued to the date hereof, or as of the Closing Date, as liabilities of the Company and Subsidiaries that have not been paid have been properly recorded on the books of the Company and (ii) there are no claims, legal proceedings or outstanding order by any Governmental Authority pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan. Each Company Benefit Plan is and has at all times been operated and administered in compliance with the provisions thereof and all applicable Law.  Each contribution or other payment that is required to have been accrued or made under or with respect to each Company Benefit Plan has been duly accrued and made on a timely basis.

Section 3.12                             Labor Matters.

Except as would not have a Material Adverse Effect, as of the date hereof: (i) there is no dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Group Companies is in compliance in all material respects with all applicable Laws of the PRC relating to employment, termination, wages and hours and social security, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); (iii) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for Employees; and (iv) there are no labor or collective bargaining agreements which pertain to Employees of the Company or any of its Subsidiaries.

Section 3.13                             Real Property; Title to Assets.

(a)                                 The Company SEC Reports and Section 3.13(a) of the Company Disclosure Schedule set forth all Owned Real Property as of December 31, 2015. With respect to each Owned Real Property, (i) each of the relevant Group Companies has good and marketable title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase such Owned Real Property, or any portion of such Owned Real Property or interest therein, except, in each case, as would not have a Material Adverse Effect.

(b)                                 The Company has made available to Parent copies of all Real Property Leases. (i) Each Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, (ii) all rent and other sums and charges payable by the Group Companies as tenants under each Real Property Lease are current, no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s knowledge, the landlord, exists under any Real Property Lease, (iii) each of the Group Companies has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens, except Permitted Liens, and (iv) no party to any Real Property Leases has given notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder, except, in each case, as would not have a Material Adverse Effect.

(c)                                  Except as would not have a Material Adverse Effect, the Group Companies have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except Permitted Liens.

Section 3.14                             Intellectual Property.

(a)                                 Each Group Company either owns or has the right to use (free and clear of any Liens, except for Permitted Liens), all Intellectual Property material to the conduct of its business, which, as currently conducted, does not, to the knowledge of the Company, infringe upon or misappropriate the Intellectual Property rights or other proprietary rights, including rights of privacy, publicity and endorsement, of any third party. No claim has been asserted in writing to any Group Company or to the knowledge of the

Company, has been threatened against any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property Rights of any third party.  With respect to each item of Intellectual Property owned by any Group Company (“Company Owned Intellectual Property”), except as would not have a Material Adverse Effect, (i) such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property free and clear of all encumbrances, and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business, (ii) the Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, and (iii) to the knowledge of the Company, no Person is engaging in any activity that infringes upon the Company Owned Intellectual Property.

(b)                                 With respect to each item of Intellectual Property licensed to any Group Company that is material to the business, financial condition or results of operations of the Group Companies taken as a whole (“Company Licensed Intellectual Property”), except as would not have a Material Adverse Effect, (i) such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property, (ii) each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and (ii) to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder.

(c)                                  Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect.

(d)                                 Neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect in any material respect any Group Company’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

(e)                                  There are no pending or, to the knowledge of the Company, threatened Actions by any person alleging the validity, enforceability, ownership of or the right to use any Company Owned Intellectual Property or any Company Licensed Intellectual Property, except where such Action would not have a Material Adverse Effect.

(f)                                   The conduct of the business of each Group Company as currently conducted does not infringe upon or misappropriate any Intellectual Property rights or other proprietary rights, including rights of privacy, publicity and endorsement, of any third party, in any material respect, and no claim has been asserted to any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or may infringe upon or misappropriates any Intellectual Property rights or other proprietary rights of any third party. There are no pending or threatened Actions by any Person alleging infringement, dilution, unauthorized disclosure, or misappropriation by any Group Company of the Intellectual Property rights of such Person, demands or unsolicited offers to license any Intellectual Property, or challenges to the validity, enforceability or ownership of, or the right to use, any Intellectual Property owned by the Group Companies.

To the knowledge of the Company, no Person has infringed, diluted or misappropriated any Intellectual Property owned by the Group Companies.

Section 3.15                             Taxes.

(a)                                 Each Group Company has timely filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings.  All such Tax returns are true, accurate and complete.  No taxing authority or agency is now asserting or, to the knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.  There are no pending Actions, or to the knowledge of the Company, Actions threatened in writing, for the assessment or collection of Taxes against any Group Company.  Each Group Company has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law.

(b)                                 No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.  There are no Tax liens upon any shares, securities, equity interests, property or assets of any Group Company except liens for current Taxes not yet due or liens for Taxes that are being contested in good faith by appropriate proceedings.  No claim has been made by a Governmental Authority since January 1, 2012 in a jurisdiction where any Group Company does not file Tax returns that such Group Company is or may be subject to taxation by that jurisdiction.

Section 3.16                             No Secured Creditors; Solvency.

(a)                                 No Group Company has any secured creditors holding a fixed or floating charge or security interest.

(b)                                 No Group Company has taken any steps to seek protection pursuant to any bankruptcy or insolvency law, nor does the Company have any knowledge that any creditors of any Group Company intend to initiate any involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.  Each Group Company and the Group Companies on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

Section 3.17                             Material Contracts.

(a)                                 Except for (i) this Agreement, (ii) Contracts filed as exhibits to the Company SEC Reports or the Leju SEC Reports, as the case may be, that are available to Parent prior to the date hereof, and (iii) Contracts set forth in Section 3.17 of the Company Disclosure Schedule (each Contract of the type described in this Section 3.17(a) is referred to herein as a “Material Contracts”), as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that:

(i)                         would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)                      relates to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of any Group Company) in excess of US$20,000,000 (or an equivalent amount in RMB);

(iii)                   relates to joint venture, strategic cooperation or partnership (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies), or other agreements involving a sharing of profits, losses, costs or liabilities by any Group Company, in each case, that is material to the business of the Group Companies, taken as a whole;

(iv)                  is material to the business of the Group Companies, taken as a whole, and relates to the purchase or sale of any shares or securities of, or other equity interests in, any Group Company;

(v)                     limits, or purports to limit, the ability of any Group Company to compete in any line of business or with any Person or in any geographic area or during any period of time, subjects the Company or any of its Subsidiaries to “most favored nation,” “benchmarking” or “price downward adjustment” obligations, or could require the Company or any of its Subsidiaries to transfer any of its assets or operations to a third party;

(vi)                  involves any directors, officers or shareholders of the Company holding more than 5% of the share capital of the Company, or any of their respective Affiliates (other than the Group Companies) or immediate family members;

(vii)               is material to the business of the Group Companies, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries (other than license agreements for commercially available software on standard terms); and

(viii)            provides for any change of control or similar payments.

(b)                                 Except as would not have a Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and no Group Company is in material breach or violation of, or default under, any Material Contract, (ii) no Material Contract has been canceled by the other party; (iii) to the Company’s knowledge, no other party is in material breach or violation of, or default under, any Material Contract; (iv) no Group Company has received any claim of material default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that could give rise to any claim of material default under any Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.18                             Environmental Matters.

Except as would not have a Material Adverse Effect, (i) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law, and all such permits, licenses and other authorizations are in full force and effect, (ii) no property currently owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (iii) to the knowledge of the Company, no Group Company has received any written notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law, and (iv) no Group Company is subject to any order of any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 3.19                             Insurance.

The Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance.  The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.  To the Company’s knowledge, none of the Group Companies (i) have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies, or (ii) been denied any insurance coverage which it has sought or for which it has applied.

Section 3.20                             Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.  No takeover, anti-takeover, moratorium, “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) is applicable to this Agreement or the Transactions.

Section 3.21                             Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22                             No Additional Representations

Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any Group Company or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent or Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01                             Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under this Agreement in any material respect.  Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association or other equivalent organizational documents in any material respect.

Section 4.02                             Capitalization.

(a)                                 As of the date hereof, the authorized share capital of Parent consists of 5,000,000 ordinary shares, par value US$0.01 per share, and one ordinary share of Parent is issued and outstanding.  All the outstanding ordinary shares of Parent are duly authorized, validly issued, fully paid and non-assessable.  Parent was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation or capitalization, or pursuant to this Agreement, or related to the Transactions.

(b)                                 As of the date hereof, the authorized share capital of Merger Sub consists of 5,000,000 ordinary shares, par value US$0.01 per share, and one ordinary share of Merger Sub is issued and outstanding.  All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent.  Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation or capitalization, or pursuant to this Agreement, or related to the Transactions.  Merger Sub does not have any Subsidiaries.

Section 4.03                             Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.  Each of the board of directors of Parent and Merger Sub and Parent as the sole shareholder of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the board of directors of Parent and Merger Sub, and Parent as the sole shareholder of Merger Sub to effect the Transactions.

Section 4.04                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their obligations under this Agreement in any material respect.

(b)                                 The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of NYSE, and (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL.

(c)                                  Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.05                             Financing.

(a)                                 As of the date of this Agreement, Parent has delivered to the Company true and complete a copy of (i) the executed debt commitment letter, dated as of the date hereof, from Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch to Merger Sub (the “Debt Commitment Letter”) pursuant to which the Debt Financing Sources thereto have agreed to provide the financing in the aggregate amount set forth in such Debt Commitment Letter, subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions (the “Debt Financing”), (ii) an executed equity commitment letter, dated as of the date hereof, from each of SINA, Mr. Xin Zhou and Mr. Neil Nanpeng Shen (the “Equity Commitment Letters” and together with the Debt Commitment Letter, the “Financing Commitments”) regarding the proposed equity investments set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”), and (iii) the Rollover Agreement.  Assuming (x) the Financing is funded in accordance with the Financing Commitments, (y) the Shares held by the Rollover Shareholders are cancelled in accordance with the Rollover Agreement, and (z) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Debt Financing and the other Transactions (including any applicable consideration to the holders of the Notes to repurchase such Notes in accordance with the terms of the Indenture pursuant to Section 6.15), and to pay all related fees and expenses.

(b)                                 As of the date of this Agreement, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of, as applicable, Parent, Merger Sub and the other parties thereto.  As of the date of this Agreement, the Financing Commitments have not been amended or modified, no such amendment or modification is contemplated, the obligations and commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and, to the knowledge of Parent, no such withdrawal, termination or restriction is contemplated.  Parent or Merger Sub has fully paid any and all fees, if any, that are payable on or prior to the date hereof under the Debt Commitment Letter and will pay when due all other fees arising under the Debt Commitment Letter as and when they become due and payable thereunder.  Parent has also delivered to the Company true, complete and correct copies of all executed fee letters in connection with the Debt Commitment Letter (it being understood that any such fee letter provided to the Company may be redacted, such fee letters, the “Fee Letters”).

(c)                                  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Financing Commitments. As of the date of this Agreement, subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub, as applicable, on the terms therein.

(d)                                 There are no side letters or other oral or written Contracts related to the funding of the full amount of the Debt Financing to which Parent or any of its Affiliates is a party other than (i) as expressly set forth in the Debt Commitment Letter and (ii) customary engagement letter(s), Fee Letter(s) and non-disclosure agreement(s).

Section 4.06                             Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07                             Proxy Statement

None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.08                             Absence of Litigation.

There is no Action pending or, to the knowledge of Parent or Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates before any Governmental Authority.  Neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent or Merger Sub, continuing investigation by, any Governmental Authority, or any order of any Governmental Authority.

Section 4.09                             Limited Guarantee.

The Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of each Rollover Shareholder, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any Rollover Shareholder under the Limited Guarantee.

Section 4.10                             Buyer Group Contracts.

(a)                                 Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts entered into as of or prior to the date hereof.  As of the date hereof, other than such Buyer Group Contracts, there are no side letters or other Contracts relating to the Transactions between any of the Buyer Group Parties.

(b)                                 Other than the Buyer Group Contracts, except as entered into with the prior written consent of the Special Committee, there are no Contracts (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.11                             Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Parent, Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that it, and its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Group Companies for such purpose.  In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations and warranties of the Company set forth in Article III and in any certificate delivered pursuant to this Agreement).

Section 4.12                             No Reliance on Company Estimates.

The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Group Companies and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Group Companies or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith.

Section 4.13                             No Additional Representations.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01                             Conduct of Business by the Company Pending the Merger.

The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except (x) as expressly contemplated by any other provision of this Agreement, (y) as required by applicable Law, or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts, consistent with past practice, to (i) conduct the business of the Group Companies in the ordinary course in all material respects, (ii) preserve substantially intact the business organization of the Group Companies, to keep available the services of the current officers, employees, consultants, contractors, subcontractors and agents of the Group Companies and (iii) preserve the current relationships of the Group Companies with Governmental Authorities, customers, suppliers and other Persons with which any Group Companies has material relations.

Without limiting the generality of the foregoing paragraph, except (x) as expressly contemplated by any other provision of this Agreement, (y) as required by applicable Law, or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), no Group Company shall, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, directly or indirectly, do, or propose to do, any of the following:

(a)                                 amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)                                 issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of any Group Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of any Group Company, except, solely with respect to this sub-clause (i), the issuance of (x) any Shares upon the exercise of Company Options that are outstanding on the date of this Agreement in accordance with the terms thereof and (y) any shares to the Company or any other wholly-owned Subsidiary of the Company, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value in excess of US$30,000,000, except, solely with respect to this sub-clause (ii), pursuant to existing contracts or commitments or in the ordinary course of business and in a manner consistent with past practice;

(c)                                  declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice);

(d)                                 reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, other than the acquisition by the Company of its securities in connection with the forfeiture of Company Options or repurchase of unvested Company Restricted Shares, the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof or the transfer;

(e)                                  effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiaries;

(f)                                   directly or indirectly acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets, other than (i) in the ordinary course of business, or (ii) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of US$30,000,000 in any transaction or a related series of transactions or acquisitions, in the aggregate;

(g)                                  incur, assume, alter, amend or modify any indebtedness for borrowed money or guarantees thereof in excess of US$30,000,000 in the aggregate, or issue any debt securities or make any loans or advances in excess of US$30,000,000 in the aggregate or create of grant any Liens on any assets of any Group Company, other than any Permitted Liens;

(h)                                 except as otherwise required by Law, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Group Company (other than the hiring or termination of any officer or executive), (ii) grant or provide any severance or termination payments or benefits to any director, officer or employee of any Group Company, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of any Group Company except such increases or payments in the ordinary course of business, (iv) establish, adopt, amend or terminate any benefit plan or amend the terms of any outstanding Company Share Awards, (v) issue or grant any Company Share Award to any person under the Share Incentive Plan, or (vi) forgive any loans to directors, officers or employees of any Group Company;

(i)                                     make any changes with respect to any method of financial accounting, or financial accounting policies or procedures in any material respects, including material changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in GAAP or applicable Law;

(j)                                    enter into any Contract with any of the directors or officers of the Company, individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(k)                                 terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(l)                                     commence or settle (i) any material Action involving or against the Company or any of its Subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Transactions, in each case, other than any settlement in the ordinary course of business or pursuant to existing contracts or commitments;

(m)                             permit any item of Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company Owned Intellectual Property;

(n)                                 fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(o)                                 make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(p)                                 enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01                             Proxy Statement and Schedule 13E-3.

As promptly as reasonably practicable, following the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the approval of this Agreement and the Plan of Merger by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”).  Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare a Schedule 13E-3.  The Company, Parent and Merger Sub shall use their reasonable best efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) as promptly as reasonably practicable after the date of this Agreement.  Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3.  Each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, Schedule 13E-3 and the responses to comments from the SEC.  The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub an opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by Parent and Merger Sub and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of Parent and Merger Sub, which approval shall not be unreasonably withheld or delayed.  If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

Section 6.02                             Company Shareholders’ Meeting.

(a)                                 Subject to Section 6.04(a), the Company shall, as promptly as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and in accordance with applicable Law and the Company’s memorandum and articles of association, (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting, (ii) mail or cause to be mailed (any in any event within twenty (20) days following such confirmation by the SEC) the Proxy Statement to the holders of Shares as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur no later than forty (40) days after the notice of such meeting is issued (the “Shareholders’ Meeting”), for the purpose of voting upon the approval of this Agreement, the Plan of Merger and the Transactions, and (iii) instruct or otherwise cause the Depositary to (A) fix a record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”) within three (3) Business Days following such confirmation by the SEC, (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.  Notwithstanding the foregoing, the Company may postpone or adjourn the Shareholders’ Meeting to a later day (but in any event no later than five (5) Business Days prior to the Termination Date) (i) with the consent of Parent, (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined (acting upon the recommendation of the Special Committee) in good faith after consultation with outside counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting.

(b)                                 Unless there has been a Change in the Company Recommendation pursuant to Section 6.04(c), (i) the Company Board shall recommend to holders of the Shares that they approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement, and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Plan of Merger and the Transactions and shall take all other action necessary or advisable to secure the Requisite Company Vote in accordance with applicable Law and the Company’s memorandum and articles of association. Upon the reasonable request of Parent, the Company shall use reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Shareholders’ Meeting as to the aggregate tally of the proxies received by the Company with respect to the approval of this Agreement, the Plan of Merger and the Transactions. For the avoidance of doubt, in the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation and the Company terminates this Agreement pursuant to Section 8.03(a), the Company shall not be required to convene the Shareholders’ Meeting or submit this Agreement to the holders of the Shares for approval.

(c)                                  At the Shareholders’ Meeting, and any other meeting of the shareholders of the Company called to seek the Requisite Company Vote or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions is sought, Parent and/or Merger Sub shall vote, and shall cause the other Buyer Group Parties to vote, or cause to be voted, all Shares held directly or indirectly by them and their respective Affiliates as of the date hereof, including the Rollover Shares pursuant to the terms of the Support Agreements, in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.03                             Access to Information.

(a)                                 From the date hereof until earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII and subject to applicable Law, the Confidentiality Agreement and the terms of any Contract to which any Group Company is a party, upon reasonable advance notice from Parent, the Company shall and shall cause its Subsidiaries to (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct its and its Subsidiaries’ Representatives to reasonably cooperate with Parent and its Representatives in their investigation.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure could (x) result in the loss of attorney-client or other legal privilege of the Company or any of its Subsidiaries, (y) contravene any applicable Law or requirements of any Governmental Authority, or (z) violate any binding agreement entered into prior to the date of this Agreement (provided, however, that at the request of Parent, the Company shall use its reasonable best efforts to obtain a waiver from the party to such binding agreement).

(b)                                 No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04                             No Solicitation of Transactions.

(a)                                 The Company agrees that neither it nor any of its Subsidiaries nor any of the directors, officers or employees of any Group Company will, and that it will cause its and its Subsidiaries’ agents, advisors and other Representatives (including, without limitation, any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information with respect to any Group Company), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information with respect to any Group Company to, any Person in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (other than any Acceptable Confidentiality Agreement), or (iv) authorize or permit any of the Company or any of its Subsidiaries, or any Representative retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) — (a)(iii) of this Section 6.04.  The Company shall not release any Third Party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.  The Company shall notify Parent as promptly as practicable (and in any event within 24 hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer, request of information, inquiry or discussion regarding a Competing Transaction or that would reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and (y) the identity of the party making such proposal or offer or inquiry or contact.  The Company shall keep Parent informed, on a reasonably current basis (and in any event within 24 hours of the occurrence of any material changes, developments, discussions or negotiations), of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof).  The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent, or release any Third Party from, or waive any provision of, any confidentiality or standstill agreement in connection with a Competing Transaction.  Except as otherwise provided in Section 6.04(b), immediately upon the execution and delivery of this Agreement, the Company shall cease and cause to be terminated all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Competing Transaction.

(b)                                 Notwithstanding anything to the contrary in this Section 6.04, at any time prior to the time the Required Company Vote is obtained, but not after, the Company may furnish information to, and enter into discussions or negotiations with, any Person who has made an unsolicited, written, bona fide proposal or offer regarding a

Competing Transaction; provided that such bona fide proposal or offer shall not have been obtained in violation of Section 6.04(a) and the Company shall have complied with the requirements of Section 6.04(a) with respect to such proposal or offer), and that the Company Board has (i) determined, in good faith upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that such proposal or offer constitutes or could reasonably be expected to result in a Superior Proposal, (ii) determined, in good faith, upon the recommendation of the Special Committee (upon advice by outside legal counsel), that, in light of such Superior Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, (iii) provided written notice to Parent at least one (1) Business Day prior to taking any such action, and (iv) obtained from such Person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) (an “Acceptable Confidentiality Agreement”); provided further that the Company shall concurrently make available to Parent any material information concerning the Company and the Subsidiaries that is provided to any such Person and that was not previously made available to Parent or its Representatives.

(c)                                  Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, a Competing Transaction, (C) fail to include the Company Recommendation in the Proxy Statement, or (D) if a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company subject to Regulation 14D under the Exchange Act which constitutes a Competing Transaction is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the shareholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited), within ten (10) Business Days after such commencement (a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b)) (an “Alternative Acquisition Agreement”).

(d)                                 Notwithstanding the foregoing but subject to compliance by the Company with this Section 6.04, at any time prior to obtaining the Requisite Company Vote, the Company Board, upon the recommendation of the Special Committee, may (x) if an Intervening Event has occurred, effect a Change in the Company Recommendation, or (y) if the Company has received an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction that did not result from a breach of this Section 6.04, the Company

Board (upon the recommendation of the Special Committee) determines in good faith (after having received the advice of a financial advisor of internationally recognized reputation and of outside legal counsel, which for the avoidance of doubt, may include the financial advisor and outside legal counsel to the Special Committee) that such proposal or offer constitutes a Superior Proposal, (i) effect a Change in the Company Recommendation, or (ii) authorize the Company to terminate this Agreement pursuant to Section 8.03(a) to enter into an Alternative Acquisition Agreement; provided, that prior to taking any action contemplated by clause (x) or (y) of this Section 6.04(d), (A) the Company Board (upon the recommendation of the Special Committee), and upon advice by independent legal counsel, shall have determined that failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary duties to the Company under applicable Law, (B) the Company has provided at least five (5) Business Days’ written notice to Parent (a “Section 6.04 Notice”) advising Parent that the Company Board is prepared to effect a Change in the Company Recommendation or authorize the Company to terminate this Agreement pursuant to Section 8.03(a) to enter into an Alternative Acquisition Agreement (as applicable) and (1) in the case of an Intervening Event, providing a reasonably detailed description of the Intervening Event and all material information related thereto, and (2) in the case of a Competing Transaction, specifying the information required to be included in any notice required to be delivered to Parent under Section 6.04(a), (C) the Company shall have negotiated, and shall have caused its financial and legal advisors to negotiate, during the five (5) Business Day period following receipt by Parent of the Section 6.04 Notice (the “Notice Period”), with Parent and its Representatives in good faith (to the extent that Parent desires to negotiate), to make such adjustments in the terms and conditions of this Agreement so that (1) in the case of an Intervening Event, such Intervening Event no longer requires a Change in Company Recommendation, or (2) in the case of a proposal or offer with respect to a Competing Transaction that was determined to constitute a Superior Proposal, such proposal or offer with respect to a Competing Transaction would cease to constitute a Superior Proposal or so that the failure to effect a Change in the Company Recommendation would no longer be inconsistent with the directors’ fiduciary duties to the Company under applicable Law, provided that any material amendment to the terms of such Competing Transaction during the Notice Period shall require a new Section 6.04 Notice from the Company with respect to the terms of such amended Competing Transaction and an additional Notice Period that satisfies this Section 6.04(d), provided, further, that with respect to the new Section 6.04 Notice from the Company, the Notice Period shall be deemed to be a two (2) Business Day period rather than the five (5) Business Day period first described above), and (D) following the end of the Notice Period, the Company Board (upon the recommendation of the Special Committee) shall have determined in good faith (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel, which, for the avoidance of doubt, may include the financial advisor and outside legal counsel to the Special Committee) that ((1) with respect to a Change in Company Recommendation, failure to make a Change in the Company Recommendation would still be inconsistent with its fiduciary duties to the Company under applicable Law or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement in connection with an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction, such proposal or offer continues to constitute a Superior Proposal (taking into account all changes proposed by Parent), and the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 8.06(a).

(e)                                  A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination,

scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Group Companies, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of the Company.

(f)                                   A “Superior Proposal” means an unsolicited, written, bona fide offer or proposal made by a Third Party to consummate any Competing Transaction (provided that each reference to “20%” in the definition of “Competing Transaction” should be replaced with “50%”) that the Company Board determines, in good faith upon the recommendation of the Special Committee (after (x) consultation with a financial advisor of internationally recognized reputation and independent legal counsel, which, for the avoidance of doubt, may include the financial advisor and outside legal counsel to the Special Committee, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory (including any required approval of any Governmental Authority) and other aspects, of such offer or proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(d) or otherwise prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the Person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company shareholders (other than the holders of Excluded Shares) than the Transactions; provided, however, that any such offer shall not be deemed to be a Superior Proposal if (A) the offer is conditional upon any due diligence review or investigation of the Company or any of the Subsidiaries by the Third Party (which, for the avoidance of doubt, shall not include the inclusion of a customary “access to information” covenant such as Section 6.03 in any documentation for such transaction), (B) any financing required to consummate the transaction contemplated by such offer is not then fully committed to the Third Party, or (C) the consummation of the transaction contemplated by such offer is conditional upon the obtaining and/or funding of such financing.

(g)                                  An “Intervening Event” means a material event, development, change or condition that was not known by the Company Board on the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Company Board as of the date hereof), and materially improves the financial condition, business, business outlook or prospects of the Company and its Subsidiaries taken, as a whole, other than the receipt, announcement, existence or terms of any Competing Transaction or Superior Proposal.

(h)                                 Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation for all purposes under this Agreement (it being understood that a statement by the Company that describes the Company’s receipt of a proposal or offer with respect to a Competing Transaction and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change in the Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

(i)                                     In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to obtaining the Requisite Company Vote with any member of the Company’s or its Subsidiaries’ management or any other Company or Subsidiary employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements on behalf of the Company or any of its Subsidiaries with any third party in connection with an Competing Transaction in compliance with this Section 6.04.

Section 6.05                             Directors’ and Officers’ Indemnification and Insurance.

(a)                                 The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers or employees of the Company, unless such modification shall be required by Law.  During such six (6) year period, the Surviving Company shall (and Parent shall cause the Surviving Company to) honor and fulfill the obligations of the Company under (i) any indemnification, advancement of expenses and exculpation provision set forth in the memorandum and articles of association of the Company as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time.  During such six-year period, such indemnification agreements shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of such indemnified parties thereunder.

(b)                                 The Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company.  If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder. In the event that the Company does not purchase such “tail” prepaid policies prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the

Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Parties, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance.

(c)                                  Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply with all of its obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) each Indemnified Party against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (i) the fact that such person is or was a director or officer of the Company or such Subsidiary or (ii) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(d)                                 Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Action which may result in the payment or advancement of any amounts under this Section 6.05(d), any Group Company’s organizational and governing documents, or any existing indemnification agreements, the person seeking indemnification shall notify the Surviving Company as promptly as practicable.  The Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any such Action and, at its option, assume the defense of such Action, in each case at its own expense; provided that (i) prior to assuming control of such defense, the Surviving Company must acknowledge that it would have an indemnity obligation for all claims, losses and damages resulting from such Action as provided under this Section 6.05, and (ii) the Surviving Company (or its nominated Subsidiary) shall obtain the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, before entering into any settlement of such Action; provided further that the Surviving Company (or its nominated Subsidiary) shall not be entitled to assume or maintain control of the defense of any Action and shall pay the fees and expenses of counsel retained by the Indemnified Party if (x) such Action relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (y) the Action seeks an injunction or equitable relief against the Indemnified Party or any of its affiliates or (z) the Surviving Company (or its nominated Subsidiary) has failed or is failing to prosecute or defend vigorously the Action.  The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Action, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Action, and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel shall be borne by the Surviving Company.

(e)                                  In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.05.

(f)                                   The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise.  The provisions of this Section 6.05 shall survive the consummation of the Merger and shall be binding on all successors and assigns of Parent and the Surviving Company and their respective Subsidiaries, and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.  The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(g)                                  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06                             Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)                                 any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)                                 any written notice or other communication from any Governmental Authority in connection with the Transactions;

(c)                                  any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)                                 if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give notice pursuant to this Section 6.06 shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure.

Section 6.07                             Further Action; Reasonable Best Efforts.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including, without limitation, committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that the Company shall not agree to take any such steps (including any hold separate, restructuring, reorganization, sale, divestiture or disposition) without the prior written consent of Parent; provided further, that nothing herein shall prohibit the Company from taking or committing to any action pursuant to Section 6.04(d).  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b)                                 Each party hereto shall, upon the reasonable request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.08                             Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.09                             Participation in Litigation.

Prior to the Effective Time, the Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company of any Actions commenced or, to the knowledge of the Company on the one hand and the knowledge of Parent on the other hand, threatened in writing, against such party and/or its directors, which relate to this Agreement or the Transactions.  Each of the Company and Parent shall give each other reasonable opportunity to participate in the defense or settlement of any shareholder Action against it and/or its directors relating to this Agreement or the Transactions, and neither the Company nor Parent shall take any action to adversely affect or prejudice any such Action, without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).  No such Action shall be settled or compromised by the Company or Parent without the other Party’s prior written consent.

Section 6.10                             Resignations.

To the extent requested by Parent in writing at least two (2) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver of any claims against any Group Company.

Section 6.11                             Public Announcements.

Except as may be required by applicable Law, the initial press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent.  Thereafter, at any time prior to earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, unless otherwise required by applicable Law or rules and policies of the NYSE, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 6.12                             Stock Exchange Delisting.

Each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE or the SEC to enable the delisting of the Surviving Company from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13                             Takeover Statutes.

The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any Takeover Statute is or becomes applicable to any of the Transactions, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to lawfully eliminate or minimize the effects of such Takeover Statute in the Company’s memorandum and articles of association on the Transactions.

Section 6.14                             Fees and Expenses.

Subject to Section 6.17 and Section 8.06, whether or not the Merger is consummated, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses.

Section 6.15                             Convertible Notes.

Within five (5) Business Days following the Effective Time, the Company shall deliver the Fundamental Change Company Notice (as such term is defined in the Indenture) to all Holders and the Trustee (as each such term is defined in the Indenture) in accordance with the Indenture. The Surviving Company shall follow the procedures set forth in the Indenture with respect to any repurchase or conversion, as applicable, of a Holder’s outstanding Notes, in accordance with the terms and conditions set forth in the Indentures.

Section 6.16                             Financing.

(a)                                 Parent and Merger Sub shall use their reasonable best efforts to arrange (or cause to be arranged) the Financing on the terms and conditions described in the Financing Commitments in a timely manner including using reasonable best efforts to (i) negotiate (or cause to be negotiated) definitive agreements (the “Financing Agreements”) with respect thereto on the terms and conditions contained therein, (ii) satisfy (or cause to be satisfied) on a timely basis all conditions applicable to Parent or Merger Sub in the Financing Commitments and the Financing Agreements that are within their respective control, other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with its obligations under this Agreement, and (iii) consummate (or cause to be consummated) the Financing contemplated by the Financing Commitments at or prior to the Closing.

(b)                                 If Parent or Merger Sub becomes aware that any portion of the Debt Financing has become, or is reasonably likely to be, unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the definitive agreements with respect thereto (the “Debt Financing Agreements”), (A) Parent shall promptly so notify the Company, and (B) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event (and in any event not later than five (5) Business Days prior to the Termination Date), on terms and conditions (including flex provisions) not materially less favorable, in the aggregate, from the standpoint of the Company, to Parent and Merger Sub than those contained in the Debt Commitment Letter, in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternative Debt Financing”), and to enter into new definitive agreements with respect to such Alternative Debt Financing (the “Alternative Debt Financing

Agreements” and together with the Debt Commitment Letter and the Debt Financing Agreements, each a “Debt Financing Document”) which shall replace the existing Debt Financing Commitments; provided that Parent and Merger Sub shall not be required to execute any Alternative Debt Financing Agreement or arrange for such Alternate Debt Financing on terms and conditions (including flex provisions) which are materially less favorable, in the aggregate, to Parent and Merger Sub than those included in the Debt Financing Commitments and the Debt Financing Agreements. Parent shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, a true and complete copy of each such Alternative Debt Financing Agreement (except for customary engagement letters, Fee Letters and non-disclosure agreements).  Any reference in this Agreement to (A) the “Debt Financing” shall be deemed to include the debt financing contemplated by the Debt Financing Documents to the extent so amended, restated, supplemented, replaced, substituted or modified pursuant to this Section 6.16, including any Alternative Debt Financing, (B) the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Debt Financing Documents to the extent then in effect) and (C) any reference in this Agreement to “Fee Letter” shall be deemed to include any Fee Letter relating to the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including in connection with any Debt Financing Documents to the extent then in effect).

(c)                                  Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under any Financing Commitment or Financing Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing (it being understood that the Debt Financing or the Equity Financing may be reduced so long as the Equity Financing or the Debt Financing is increased by a corresponding amount) or (ii) impose new or additional conditions to the Debt Financing or otherwise expand, amend or modify the Financing in a manner that would reasonably be expected to (A) prevent or materially delay the consummation of the Merger and the other Transactions or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to any Financing Commitment or Financing Agreement.  Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the Rollover Shareholders or the Debt Financing Sources under any Financing Commitment except as expressly contemplated hereby.  Parent shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any material breach of any provision of, or termination by any party to, any Debt Financing Document, or (B) upon the receipt of any written notice or other written communication from any person with respect to any threatened material breach or threatened termination by any party to any Debt Financing Document, and (ii) prior to the Closing, otherwise keep the Company informed on a reasonably current basis of the status of Parent and Merger Sub’s efforts to arrange the Debt Financing or Alternative Debt Financing.

(d)                                 Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing or Alternative Debt Financing shall not be a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or Alternative Debt Financing, subject to the applicable conditions set forth in Article VII, the breach of which obligation will give rise to the remedies set forth in Article VIII.

(e)                                  Nothing in this Section 6.16 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to (i) waive any term or condition of this Agreement, (ii) pay any fees in excess of those contemplated by the Debt Financing (whether to secure waiver of any conditions contained therein or otherwise), or (iii) commence any legal action or proceeding against any Debt Financing Source.

Section 6.17                             Financing Assistance

Prior to the Closing, the Company agrees to provide, and shall use reasonable best efforts to cause each of its Subsidiaries and each of their respective officers, employees and Representatives to provide, to Parent and Merger Sub, all reasonable cooperation as may be requested by Parent or its Representatives in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries), including, without limitation, to the extent customary and reasonable for the Debt Financing, (i) participation in a reasonable number of meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company with representatives of Parent and its Debt Financing Sources, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations and similar documents reasonably requested by Parent or its representatives in connection with the Debt Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and delivery of one or more customary representation letters), (iii) as promptly as reasonably practicable, furnishing Parent and its Debt Financing Sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and its Debt Financing Sources (the information required to be delivered in this clause (iii), the “Required Information”), (iv) cooperating with advisors, consultants and accountants of Parent or its Debt Financing Sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any Subsidiary, including for the purpose of establishing collateral eligibility and values, (v) facilitating the securing or pledging of collateral and executing and delivering any pledge and security documents, commitment letters, underwriting or placement agreements or other definitive financing documents, provided that the effectiveness of any collateral or security granted hereunder and any obligations of the Company or any of its Subsidiaries under any such definitive documents shall be contingent upon the occurrence of the Effective Time, (vi) furnishing Parent, Merger Sub and its Representatives promptly with all documentation and other information required with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, and (vii) taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing, including without limitations the execution and delivery of any other certificates, instruments or documents and establishing bank and other accounts, and to permit the proceeds thereof, to be made available to Merger Sub on the Closing Date to consummate the Merger.  The Company will periodically update any such Required Information to be included in an offering document to be used in connection with such Debt Financing in order to ensure that such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.  Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 6.17 or otherwise in connection with any Debt Financing,

(x) to pay any commitment or other similar fee prior to the Effective Time, or (y) to incur any out-of-pocket expense unless such expense is reimbursed by Parent promptly after incurrence thereof.  Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.17 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing, or if applicable, the Alternative Debt Financing, and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.  Parent and Merger Sub acknowledge and agree that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any Debt Financing or Alternative Debt Financing that Parent and Merger Sub may raise in connection with the Transactions.

Section 6.18                             No Amendment to Buyer Group Contracts.

After the date of this Agreement and prior to the Effective Time, without the Special Committee’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, Parent and Merger Sub shall not, and shall cause the Buyer Group Parties not to, except as otherwise permitted under this Agreement, (A) amend, modify, waive, withdraw or terminate any Buyer Group Contract, or (B) enter into any other Contract pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or to vote against any Superior Proposal.

Section 6.19                             Actions Taken at Direction of Buyer Group Parties.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article III, Article V and Article VI hereof, if the alleged breach is the proximate result of action taken by the Company or any of its Subsidiaries, or a failure of the Company or any of its Subsidiaries to take action, (i) at the direction of Company Board (acting without the approval of the members of the Special Committee), (ii) at the direction of any officer of the Company who is a Buyer Group Party, acting within the scope of powers and authority exercised by such officer consistent with past practice (acting without the approval of the members of the Special Committee), or (iii) at the written request of Parent or Merger Sub.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01                             Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following conditions:

(a)                                 Shareholder Approval.  This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)                                 No Injunction.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order which is then in effect (whether temporary, preliminary or permanent) and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions (an “Order”).

Section 7.02                             Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following additional conditions:

(a)                                 Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Sections 3.03 and 3.04, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Material Adverse Effect) shall be true and correct in all respects, as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct, individually or in the aggregate, would not have a Material Adverse Effect; and (ii) the representations and warranties set forth in Sections 3.03 and 3.04 shall be true and correct in all respects (except for de minimis inaccuracies), as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date).

(b)                                 Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)                                 Material Adverse Effect.  No Material Adverse Effect shall have occurred since the date of this Agreement.

(e)                                  Dissenting Shareholders. The holders of Shares who have validly served a written objection under Section 238(2) of the CICL shall hold no more than 10% of the Shares.

(f)                                   Minimum Cash Amount. The Company shall have delivered to Parent and Merger Sub, copies of bank statements or alternatively, other written evidence, in form and substance reasonably satisfactory to Parent, that the aggregate amount standing to the credit of all of the accounts of the Company and its Subsidiaries that is denominated in United States dollars and available for use is not less than US$93,000,000, which written evidence shall be certified as of the Closing Date as true and correct by the chief financial officer of the Company.

Section 7.03                             Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following additional conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions.

(b)                                 Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Section 7.04                             Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01                             Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company Board, upon the approval of the Special Committee).

Section 8.02                             Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (upon the approval of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)                                 the Merger shall not have been consummated on or before March 31, 2017 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party if the failure of the Merger to have been consummated on or before the Termination Date was due to such party’s breach or failure of to perform in any material respect any of its obligations under this Agreement;

(b)                                 any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any final or non-appealable Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting the consummation of the Transactions provided, that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to such party’s breach or failure to perform in any material respect any of its obligations under this Agreement; or

(c)                                  the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to any party if the failure to obtain the Requisite Company Vote was due to such party’s breach or failure to perform in any material respect any of its obligations under Sections 6.01, 6.02 or 6.04.

Section 8.03                             Termination by the Company.

This Agreement may be terminated by the Company (upon the approval of the Special Committee) at any time prior to the Effective Time, if:

(a)                                 (i) the Company Board, acting upon the recommendation of the Special Committee, has effected a Change in the Company Recommendation, or (ii) the Company Board authorizes (upon the recommendation of the Special Committee) the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement; provided that concurrently with or immediately after such termination, the Company pays the Company Termination Fee payable pursuant to Section 8.06(a); and provided further that the Company shall have complied with the procedure set forth in Section 6.04(d);

(b)                                 a breach or failure in any material respect of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured (x) within fifteen (15) Business Days following receipt of written notice by Parent and Merger Sub of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.03(b) or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(b) if the Company is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01 or Section 7.02 not being satisfied; or

(c)                                  (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived by Parent and Merger Sub, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 7.03 and that the Company is ready, willing and able to consummate the Closing, and (iii) the Merger shall not have been consummated within ten (10) Business Days after the date the Closing should have occurred pursuant to Section 1.02.

Section 8.04                             Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)                                 a breach or failure in any material respect of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured (x) within fifteen (15) Business Days following receipt of written notice by the Company of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.04(a) or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01 or Section 7.03 not being satisfied; or

(b)                                 a Company Triggering Event shall have occurred.

Section 8.05                             Effect of Termination.

In the event of the valid termination of this Agreement pursuant to this Article VIII, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.11, Section 6.14, Section 6.17, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06                             Termination Fees.

(a)                                 The Company will pay, or cause to be paid, to one or more designees of Parent an amount equal to US$10,000,000 (the “Company Termination Fee”) if this Agreement is terminated (i) by Parent pursuant to Section 8.04 or (ii) by the Company pursuant to Section 8.03(a) or (iii) by the Company or Parent pursuant to Section 8.02(a) or

Section 8.02(c), if at or prior to the time of such termination, a Competing Transaction shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn, and, within twelve (12) months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement in connection with any Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”); such payment to be made, in the case of termination pursuant to sub-section (i) or (ii) above, promptly and in any event within two (2) Business Days following such termination, and, in the case of termination pursuant to sub-section (iii) above, promptly and in any event within two (2) Business Days following the entry by the Company into a definitive agreement in connection with a Competing Transaction.

(b)                                 Parent will pay, or cause to be paid, to the Company an amount equal to US$20,000,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(b) or Section 8.03(c), such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination.  In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)                                  In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the annual rate of one point five percent (1.5%) plus the prime rate as published in the Wall Street Journal Table of Money Rates on the date such payment was required to be made.  Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)                                 Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01                             Non-Survival of Representations, Warranties and Agreements.

None of the representations and warranties in this Agreement or in any schedule or certificate delivered pursuant to this Agreement shall survive beyond the Effective Time.  None of the covenants and agreements in this Agreement or in any schedule or certificate delivered pursuant to this Agreement shall survive beyond the Effective Time, other than the covenants and agreements contained in this Article IX, the agreements of the Company, Parent and Merger Sub contained in Article I, Article II, Section 6.05 and Article VIII and those other covenants and agreements of the parties which by their terms apply or contemplate performance in whole or in part after the Effective Time until fully performed.

Section 9.02                             Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) (i) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail, (ii) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (iii) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

E-House Holdings Ltd.
c/o 11/F Qiushi Building
No. 383 Guangyan Road
Zhabei District
Shanghai 200072
People’s Republic of China
Attention:  Mr. Xin Zhou
Email:  zhouxin@ehousechina.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom,

42/F Edinburgh Tower, The Landmark,

15 Queen’s Road Central, Hong Kong

Attention: Z. Julie Gao / Haiping Li

Email: julie.gao@skadden.com / haiping.li@skadden.com

if to the Company:

E-House (China) Holdings Limited
383 Guangyan Road
Qiushi Building, 11/F
Shanghai 200072
People’s Republic of China
Attention: Li-Lan Cheng
Email: chenglilan@ehousechina.com

with a copy to:

Davis Polk & Wardwell
Hong Kong Club Building
3A Chater Road, Hong Kong
Attention: Miranda So / Sam Kelso
E-mail: miranda.so@davispolk.com / sam.kelso@davispolk.com

Section 9.03                             Definitions.

(a)                                 For purposes of this Agreement:

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the Cayman Islands, the PRC or New York are authorized or required by applicable Law to close.

“Buyer Group Contracts” means the Rollover Agreement, the Voting Agreement, the Limited Guarantee and any other Contracts relating to the Transactions between or among any Buyer Group Parties, including all amendments thereto or modifications thereof.

“Buyer Group Party” means Parent, Merger Sub, the Rollover Shareholders and each of their respective Affiliates, excluding the Company and its Subsidiaries.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub prior to or on the date hereof.

“Company Option” means each option to purchase Shares under the Share Incentive Plan.

“Company Restricted Share” means each restricted share award granted by the Company under the Share Incentive Plan.

“Company Share Award” means each Company Option and each Company Restricted Share granted by the Company under the Share Incentive Plan.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation or the Company Board shall have resolved to make a Change in Company Recommendation; (ii) the Company Board shall have recommended to the shareholders of the Company a Competing Transaction or shall have resolved to do so or shall have entered into any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b)); (iii) the Company shall have failed to include in the Proxy Statement the Company Recommendation; (iv) the Company Board shall have publicly announced its intention to do any of the foregoing; or (v) a tender offer or exchange offer for 20% or more of the outstanding shares of the Company is commenced, and within ten (10) Business Days after the public announcement of the commencement of such tender offer or exchange offer the

Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders).

“Confidentiality Agreement” means the confidentiality agreements between the Company and each of the Rollover Shareholders, dated August 25, 2015.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other legally binding instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Debt Financing Sources” means the parties (other than Merger Sub) to the Debt Commitment Letter with respect to the Debt Financing or the Alternative Debt Financing and their respective successors and assigns.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (i) the protection of health, safety or the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means, collectively, (i) the Shares (including ADSs corresponding to such Shares) and Company Share Awards beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Rollover Shareholders; (ii) Shares held by the Company or any of its Subsidiaries; and (iii) Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Share Incentive Plan.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by product, asbestos containing hazardous material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such Person under currency, interest rate or other swaps, and all hedging and other obligations of such Person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (viii) all Indebtedness of others referred to in clauses (i) through (viii) above guaranteed directly or indirectly in any manner by such Person, and (x) all Indebtedness referred to in clauses (i) through (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Indenture” means the indenture dated as of December 17, 2013 between the Company and The Bank of New York Mellon, as trustee, with respect to the issuance by the Company of US$135,000,000 principal amount of 2.75% Convertible Senior Notes due 2018 (the “Notes”).

“Insolvent” means, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means trademarks, service marks, trade names, logos, mask works, inventions, patents, trade secrets, copyrights, software registrations, know-how, domain names (including any registrations or applications for registration of any of the foregoing and actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all right to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto) or any other similar type of proprietary intellectual property rights.

“knowledge” means, with respect to the Company, the knowledge of the members of the Special Committee and any of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, after reasonable inquiry, and with respect to Parent or Merger Sub, the knowledge of the members of the Company Board and Mr. Xin Zhou, after reasonable inquiry.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leju” means Leju Holdings Limited.

“Leju SEC Reports” means all forms, reports and documents required to be filed by Leju with the SEC since April 17, 2014 collectively, and including any forms,

reports and documents filed subsequent to the date hereof, including any amendments thereto.

“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Adverse Effect” means, with respect to the Company, any circumstance, event, change, effect or development (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its Subsidiaries) (any such item, an “Effect”) that, individually or in the aggregate together with all other Effects, has had or would reasonably be expected to have a material adverse Effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect arising out of, relating to or resulting from (i) changes in GAAP, applicable Law or in the regulatory accounting requirements applicable to any industry in which the Company and its Subsidiaries operate, (ii) changes in the financial, credit or securities markets or general economic or political conditions in the PRC or United States, (iii) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (iv) acts of war, sabotage or terrorism, natural disasters or similar events, (v) the announcement or consummation of the Transactions, including any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the public announcement of any of the foregoing, (vi) any shareholder litigation relating to this Agreement, (vii) any change in the price of the Shares or the shares of Leju, any change in the trading volume of the Shares or the shares of Leju as quoted on the NYSE (it being understood that, in each case, the underlying cause of any such change in share price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur), (viii) any failure by the Company or any of its Subsidiaries to meet any internal or published estimates, expectations, budgets, projections, forecasts or predictions of financial performance for any period or any change or prospective change credit ratings of the Company or any of its Subsidiaries, (ix) any action or omission of the Company or any of its Subsidiaries with the written consent or at the written request of Parent or Merger Sub, (x) any breach of this Agreement by Parent or Merger Sub, or (xi) any action taken by the Company or any of its Subsidiaries that is required, expressly contemplated or permitted pursuant to this Agreement, except, in the case of the foregoing sub-clauses (i), (ii), (iii) and (iv), to the extent the impact of such Effect has a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Liens” means: (i) Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date, or which are being contested in good faith by appropriate proceedings, and for which adequate reserves have been reflected on the books of the Company or its Subsidiaries in accordance with GAAP; (ii) mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens for labor, materials or supplies incurred in the ordinary course of business for amounts which are not due and payable, and as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith by appropriate proceedings; (iii) leases and subleases (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, in each case, in the ordinary course of business; (vi) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens that are disclosed in the Company SEC Reports or the Leju SEC Reports filed or furnished prior to the date hereof; (ix) Liens securing Indebtedness or liabilities that (A) are reflected in the Company SEC Reports or the Leju SEC Reports filed or furnished prior to the date hereof or (B) have been disclosed in Section 9.3(a) of the Company Disclosure Schedule; (x) matters which would be disclosed by an accurate survey or inspection of the real property which do not, individually or in the aggregate, materially impair the occupancy or current use of such real property which they encumber; (xi) outbound license agreements entered into in the ordinary course of business; (xii) standard survey and title exceptions; and (xiii) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China.

“Real Property Lease” means all leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Rollover Shareholders” means, collectively, Mr. Xin Zhou, Kanrich Holdings Limited, a British Virgin Islands company, On Chance, Inc., a British Virgin Islands company, Jun Heng Investment Limited, a British Virgin Islands company, Mr. Neil Nanpeng Shen, Smart Create Group Limited, a British Virgin Islands company, Smart Master International Limited, a British Virgin Islands company and SINA.

“Share Incentive Plan” means, collectively, the 2008 Share Incentive Plan of the Company and all amendments and modifications thereto.

“SINA” means SINA Corporation, a Cayman Islands company.

“Subsidiary” means, with respect to any Person, any Person: of which (i) such party or any other Subsidiary of such party is a general partner, (ii) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) of which such party or any other Subsidiary of such party controls through contractual arrangements.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

(b)                                 The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Acceptable Confidentiality Agreement	Section 6.04(b)
Action	Section 3.10
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Debt Financing	Section 6.16(b)
Alternative Debt Financing Agreements	Section 6.16(b)
Bankruptcy and Equity Exception	Section 3.04(a)

Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Licensed Intellectual Property	Section 3.14(b)
Company Owned Intellectual Property	Section 3.14(a)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(e)
Damages	Section 6.05(c)
Debt Commitment Letter	Section 4.05(a)
Debt Financing	Section 4.05(a)
Debt Financing Agreements	Section 6.16(b)
Debt Financing Document	Section 6.16(b)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Employees	Section 3.12
Exchange Fund	Section 2.04(a)
Fee Letter	Section 6.16(b)
Fee Letters	Section 4.05(b)
Financial Advisor	Section 3.04(c)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Material Company Permits	Section 3.06(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Notice Period	Section 6.04(d)
NYSE	Section 3.05(b)
Order	Section 7.01(b)
Parent	Preamble
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01
Record ADS Holders	Section 6.02(a)
Representatives	Section 6.03(a)
Required Information	Section 6.16
Requisite Company Vote	Section 3.04(a)
Rollover Agreement	Recitals

SEC	Section 3.05(b)
Section 6.04 Notice	Section 6.04(d)
Securities Act	Section 3.07(a)
Share	Section 2.01(a)
Share Certificates	Section 2.04(b)
Shareholders’ Meeting	Section 6.02(a)
Shares	Section 2.01(a)
Special Committee	Recitals
Superior Proposal	Section 6.04(f)
Surviving Company	Section 1.01
Takeover Statute	Section 3.20
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Voting Agreement	Recitals

Section 9.04                             Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the fullest extent possible.

Section 9.05                             Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Exhibit, such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Annex or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement.  All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 9.06                             Entire Agreement; Assignment.

This Agreement (including the Company Disclosure Letter and any exhibits, schedules and annexes thereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  Without the consent of the other party or parties, this Agreement shall not be assigned by a party (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (a) any wholly-owned Subsidiary of Parent or (b) any Debt Financing Sources for the Debt Financing pursuant to the terms thereof (to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Debt Financing), provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.  Any purported assignment not permitted under this Section 9.06 shall be null and void ab initio.

Section 9.07                             Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08                             Specific Performance.

(a)                                 The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, including the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and/or Merger Sub to cause the Equity Financing to be funded in accordance with the terms of the Equity Commitment Letters, in each case in accordance with this Section 9.08, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.  Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.08.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 9.08.  The Company shall act at the direction of the Special Committee with respect to any exercise of its rights to seek specific performance or other relief under this Section 9.08.  If any party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the applicable court presiding over such Action.

(b)                                 Until such time as the Company pays the Company Termination Fee, the remedies available to each of Parent and Merger Sub pursuant to this Section 9.08 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 8.06. For the avoidance of doubt, under no circumstances shall Parent be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.08 that results in a Closing and (ii) monetary damages, including all or any portion of the Company Termination Fee.

(c)                                  Until such time as Parent pays the Parent Termination Fee, the remedies available to the Company pursuant to this Section 9.08 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.06. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.08 that results in a Closing and (ii) monetary damages, including all or any portion of the Parent Termination Fee.

(d)                                 Notwithstanding the foregoing, the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and/or Merger Sub to cause the Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing or (if applicable, Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 7.03 and (B) if the Financing (and any Alternate Debt Financing, if applicable) is funded, the Company is ready, willing and able to consummate the transactions contemplated by this Agreement to occur.  For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent and/or Merger Sub to cause the Equity Financing to be funded and/or to effect the Closing in accordance with Section 1.02 if the Debt Financing (or, if applicable, Alternative Debt Financing) has not been funded (or will not be funded at the Closing even if the Equity Financing is funded at the Closing).

Section 9.09                             Governing Law.

(a)                                 This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.  Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board (and the Special Committee) and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)                                 All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of the City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York. Each of the parties hereto hereby (i) irrevocably submits for itself and in respect of its property, generally and unconditionally, to the exclusive jurisdiction of any of the above-named courts for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (A) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 9.09, (B) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable Law, any claim that (1) the Action in such court is brought in an inconvenient forum, (2) the venue of such Action is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.02 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.

Section 9.10                             Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.11                             Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (and in the case of the Company, upon the prior recommendation of the Special Committee) at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.12                             Waiver.

At any time prior to the Effective Time, any party hereto (and in the case of the Company, upon the prior recommendation of the Special Committee) may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.13                             Counterparts.

This Agreement may be executed and delivered (including by pdf electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.14                             Disclosure Schedule.

The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

E-HOUSE HOLDINGS LTD.

By	/s/ Xin Zhou
Name:	Xin Zhou
Title:	Director

E-HOUSE MERGER SUB LTD.

By	/s/ Xin Zhou
Name:	Xin Zhou
Title:	Director

E-HOUSE (CHINA) HOLDINGS LIMITED

By	/s/ Winston Li
Name:	Winston Li
Title:	Director

[Signature Page to Merger Agreement]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [DATE].

BETWEEN

(1)                                 E-House Merger Sub Ltd., an exempted company incorporated under the laws of the Cayman Islands on 30 July 2015, with its registered office situated at International Corporation Services Ltd., PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands (“Merger Sub”); and

(2)                                 E-House (China) Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands on 27 August 2004, with its registered office situated at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(A)                               Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated April 15, 2016 made between Parent, Merger Sub and the Company, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (as amended) (the “Companies Law”).

(B)                               This Plan of Merger is made in accordance with Section 233 of the Companies Law.

(C)                               Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.                                      The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.                                      The surviving company (as defined in the Companies Law) is the Surviving Company which shall continue to be named E-House (China) Holdings Limited.

REGISTERED OFFICE

3.                                      The Surviving Company shall have its registered office at International Corporation Services Ltd., PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

Annex A-1

AUTHORISED AND ISSUED SHARE CAPITAL

4.                                      Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$50,000 divided into 5,000,000 ordinary shares of US$0.01 par value per share of which one (1) share has been issued.

5.                                      Immediately prior to the Effective Date the authorized share capital of the Company was US$1,000,000 divided into 1,000,000,000 ordinary shares of a nominal or par value of US$0.001 each of which [    ] ordinary shares had been issued and fully paid.

6.                                      On the Effective Date the authorized share capital of the Surviving Company shall be US$[    ] divided into [    ] ordinary shares of US$[0.01] par value per share of which [    ] shares shall be in issue credited as fully paid.

7.                                      On the Effective Date and in accordance with the terms and conditions of the Agreement:

(a)                                 Each ordinary share, par value US$0.001 per share, of the Company issued and outstanding immediately prior to the Effective Date, other than the Excluded Shares (as defined in the Agreement) and the Dissenting Shares (as defined in the Agreement) shall be cancelled and cease to exist, in exchange for the right of the holder of such share to receive the Per Share Merger Consideration (as defined in the Agreement).

(b)                                 Each Excluded Share issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist for no consideration, and no payment or distribution shall be made with respect thereto.

(c)                                  Dissenting Shares issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist in exchange for payment of their fair value in accordance with the procedure in Section 238 of the Companies Law, except that all shares held by Dissenting Shareholders (as defined in the Agreement) who shall have failed to perfect or who effectively shall have withdrawn or lost their dissenter rights in respect of such shares under Section 238 of the Companies Law shall be deemed to have been cancelled and cease to exist, as of the Effective Date, in consideration for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in paragraph 7(a) above.

(d)                                 Each ordinary share, par value $[0.01] per share, of Merger Sub issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist, in exchange for the right to receive one validly issued, fully paid and non-assessable ordinary share, par value $[0.001] per share, of the Surviving Company.

EFFECTIVE DATE

8.                                      In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the “Effective Date”).

Annex A-2

PROPERTY

9.                                      On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or, security interests and all, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

TERMS AND CONDITIONS; SHARE RIGHTS

10.                               The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement.

11.                               The rights and restrictions attaching to the shares in the Surviving Company are set out in the memorandum and articles of association of the Surviving Company.

MEMORANDUM AND ARTICLES OF ASSOCIATION

12.                               The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Annex B to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

13.                               There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTOR OF THE SURVIVING COMPANY

14.                               The name and address of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[•]	[•]
[•]	[•]
[•]	[•]

SECURED CREDITORS

15.                               (a)           Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b)                                 The Company has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger.

RIGHT OF TERMINATION

16.                               This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

17.                               This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to Section 233(3) of the Companies Law.

18.                               This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to Section 233(6) of the Companies Law.

Annex A-3

COUNTERPARTS

19.                               This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.                               This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature Page Follows]

Annex A-4

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Duly authorised for and on behalf of
E-House Merger Sub Ltd.

Name: Xin Zhou
Title: Director

Duly authorised for and on behalf of
E-House (China) Holdings Limited

Name: [•]
Title: Director

[Signature Page to Plan of Merger]

Annex A

(Agreement and Plan of Merger)

Annex B

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)